Exhibit 1.02
The Procter & Gamble Company

Conflict Minerals Report

This Conflict Minerals Report for the year ended December 31, 2013 is provided by The Procter & Gamble Company (the “Company”) in compliance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”).  Under the Rule, we are required to make specific disclosures regarding our manufactured products that contain conflict minerals, provided those conflict minerals are necessary to the functionality or production of those products.  As defined by the Rule, and for purposes of this report, the conflict minerals are cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (“Conflict Minerals”; tin, tantalum, tungsten and gold collectively are referred to as “3TG”).    References in this report to “we,” “us” or “our” refers to the Company and our subsidiaries, unless otherwise specified or unless the context otherwise requires.

As detailed below, based on our reasonable country of origin inquiry, the Company has no reason to believe that the 3TG in any of our products is funding armed conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) .  However, because this is the first year of reporting under the Rule, it has been challenging for many companies and their suppliers (including us and our suppliers) to gather complete and reliable data.  For that reason, we have not been able to rule out the possibility that some Conflict Minerals in our products may have originated in the Covered Countries and may not be from recycled or scrap sources.  Consequently, we exercised due diligence on the Conflict Minerals’ origin and chain of custody, and we are providing this Conflict Minerals Report to describe our due diligence processes and results.

1.	Company Overview

The Company is a global leader in retail goods, focused on providing branded consumer packaged goods of superior quality and value to our consumers around the world. Our products are sold in more than 180 countries and territories primarily through mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons, high-frequency stores and distributors. We have on-the-ground operations in approximately 70 countries, including more than 130 plants and more than 250 shipping locations worldwide.  In total, across all aspects of our business (e.g., raw materials, packaging, services, equipment), we work with approximately 80,000 suppliers.

The Company sells more than 300 branded products. The vast majority of these products do not contain Conflict Minerals.   Based on an extensive review of our brands, only a small number of products were identified as within the scope of the Rule: blades and razors, batteries, electric charging devices, electric toothbrushes, powered beauty devices and small electronic appliances.

2.	Compliance Systems and Due Diligence

Our Conflict Minerals Program has been designed to conform, in all material respects, with the framework described in The Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.  We are a “downstream company” within the meaning of the OECD Guidance, and, therefore, have designed our Conflict Minerals Program in a manner consistent with the guidance specifically applicable to downstream companies in the OECD Guidance.

a)	Conflict Minerals Policy

The Company has adopted a Conflict Minerals Policy, which is publicly available on our website at http://www.pg.com/en_US/sustainability/policies_practices/conflict_minerals.shtml.

b)	Internal Management Systems and Controls

i)	Compliance Team

In order to facilitate our compliance with the Rule, the Company created a  multi-functional core team (“Core Team”), which includes representatives from Purchases, Product Supply, Sustainability, Research & Development, Finance & Accounting, Global Business Services, Corporate Communications, Corporate Compliance and Legal.  The Core Team designed our Conflict Minerals Program, including, but not limited to, processes for supply chain review, supplier and employee outreach, due diligence and risk management.  Senior management has been briefed about the progress of our Conflict Minerals Program efforts.

ii)	Control Systems

As a downstream company, the Company does not generally have a direct relationship with 3TG smelters and refiners.  Consequently, we are engaging with other companies through trade associations and industry initiatives, such as the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (“EICC-GeSI”) Conflict-Free Sourcing Initiative (“CFSI”), to improve disclosure of upstream participants in the supply chain.

In addition to our Conflict Minerals Policy, our work is governed by:

●
the Company’s Worldwide Business Conduct Manual, which contains the global standards P&G employees must follow to ensure they uphold P&G’s Purpose, Values and Principles in their daily work (available at
 http://www.pg.com/en_US/downloads/company/governance/Policy_Worldwide_Business_Conduct_Manual.pdf),

●	our Sustainability Guidelines for Suppliers, which outline the values we seek in the suppliers with whom we do business (available at http://www.pgsupplier.com/en/pg-values/sustainability.shtml), and

●
our Human Rights Policy Statement, which outlines our commitment to respect human rights and the expectation that our business partners share this commitment (available at http://pgsupplier.com/en/_downloads/Human_Rights_Policy_Statement.pdf).

iii)	Supplier Engagement

Soon after the Rule was adopted, we began engaging with our suppliers to ensure they were aware of the Rule and the implications for them as suppliers of the Company.   The Company sent mailings to all Company suppliers that we anticipated would be within the scope of the Rule, informing them that the Rule had been finalized and of the Company’s expectation that each supplier would have a conflict minerals policy in place and implement a system to trace the origin of any 3TG supplied to the Company. The mailing included a letter that explained the upcoming due diligence process, together with a link to a website that included the template developed by the EICC-GeSI (the “Template”) for the reporting of Conflict Minerals, as well as additional guidance and training materials related to the Rule.  We also provided a Company contact to answer any questions the suppliers had regarding implementation of the Rule.

As described in our Conflict Minerals Policy, we will engage with any of our suppliers if we have reason to believe that supplier is providing the Company with 3TG that may support conflict in the Covered Countries, with the goal of establishing an alternative source of 3TG that does not support such conflict.  To date, we have found no instance where there is reason to believe our sourcing of 3TG is being used to fund armed conflict in the Covered Countries; therefore, it has not been necessary to seek alternative sources or terminate a contract.

iv)	Grievance Mechanism

P&G is committed to creating an environment that fosters open communication. The Company has well-established grievance mechanisms through which both employees and suppliers can report violations of the law or Company policies. For employees, the Company maintains the Worldwide Business Conduct Manual Helpline (the “Helpline”), which is staffed by an independent third party and provides an anonymous way to report concerns about potential violations 24 hours a day, 7 days a week. For suppliers, the Company encourages them to report any ethical concerns or policy violations, as outlined at http://www.pgsupplier.com/en/pg-values/report-a-concern.shtml. This reporting mechanism is operated by a third party supplier to help ensure anonymity.

To date, the Company has received no reports through either mechanism indicating any potential concerns with our Conflict Minerals Policy, our 3TG sourcing or our Conflict Minerals Program.

v)	Maintenance of Records

The Company has adopted a policy to maintain relevant documentation.

c)           Identify and Assess Risks in the Supply Chain

As previously stated, the Company has more than 300 brands and works with approximately 80,000 suppliers worldwide.  Through an extensive review of our supply chain, we determined a list of products within the scope of the Rule.  We identified 232 direct suppliers for these in-scope products, and, through a survey of the relevant external manufacturers, determined another 13 suppliers who should be included in our survey.

The breadth and complexity of our supply chain creates a challenge in identifying all parties who are upstream from our direct suppliers.  Therefore, we must rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from suppliers further upstream in the supply chain.  In addition, we participate in trade and industry associations, as described above, to help further identify and assess the risks.

3.	Due Diligence

a)	Survey Requests

The Company conducted a survey of 245 suppliers using the EICC-GeSI Template.  The survey recipients represent all of the suppliers in the product categories identified as potentially within the scope of the Rule.  The Template was developed by EICC and GeSI to facilitate disclosure and communication of information regarding a company’s supply chain.  The Template includes questions regarding the supplier’s conflict-free policy, recipient’s engagement with its direct suppliers, and the smelters the supplier (and its suppliers) use.  In addition, the Template contains questions about the origin of any 3TG provided by the supplier, as well as the supplier’s due diligence.  Written instructions and recorded training illustrating the use of the tool is available on the EICC website.

The Template was either sent directly to suppliers by the Company, or, if a supplier chose to register through BOMCheck, which is an industry initiative for efficient substance declaration through a web-based database, they were provided the opportunity to post their survey through the BOMCheck Conflict Minerals module.  The Company provided a written reminder to our mailing recipients 30 days after the Template was sent.  Additional follow-ups were conducted through the Purchases representative responsible for the supplier.

b)	Survey Responses

The Company received responses from the majority of the suppliers surveyed.  Members of the Core Team reviewed these responses for completeness and to determine if any potential red flags were present, in accordance with the requirements of our Conflict Minerals Program, and followed up as needed with suppliers to clarify responses.

To date, of the 245 suppliers originally in our Survey group, 75 have responded that they do not supply 3TG to the Company.  Because we broadly surveyed all suppliers in the potentially affected product categories, this result was anticipated.

Our remaining responses included varying degrees of information regarding the names and locations of 3TG smelters used by each supplier.  For those suppliers who included smelter data, we analyzed and compared the 3TG smelters against the list of smelter facilities that have received a “conflict free” designation through the Conflict Free Sourcing Initiative's (“CFSI”) Conflict Free Smelter Program.  Those smelters who have been certified as conflict free are listed in Attachment A.   While we have seen no indication that any of our remaining suppliers are sourcing from any of the Covered Countries, we have insufficient data at this time to validate the status of any other smelters or refiners.

4.	Our Efforts to Determine the Mine or Location of Origin with Greatest Possible Specificity

As a downstream company, we rely upon independent assessment programs to provide upstream information such as the mine or location of origin.  Consistent with the OECD Guidance, our efforts to determine the mine or location of origin of necessary Conflict Minerals in material supplied to us with the greatest possible specificity was limited to a review of whether the smelters reported to be in our suppliers’ supply chain were verified as compliant with the Conflict Free Smelter Program.  CFSI has developed an audit protocol for verification of entities as compliant with the Conflict Free Smelter Program in accordance with the OECD Guidance and in conjunction with complementary traceability schemes in the Covered Countries.  The Conflict Free Smelter List is composed of entities that are compliant with the Conflict Free Smelter Program and that have been subject to an independent third party audit to assess whether the entity employed policies, practices, and procedures to source conflict free minerals.  We are a member of CFSI and have access to CFSI country of origin information for entities on the Conflict Free Smelter List.  CFSI has chosen to address confidential business information concerns by aggregating the countries of origin for Conflict Minerals sourced by such entities on the Conflict Free Smelter List.  CFSI requires that the independent auditor make an examination of the countries of origin for processed Conflict Minerals as well as the location of the mine, even if the specific mine or location of origin for these minerals within a country is not provided to CFSI members.

In 2013, our efforts to determine the mine or location of origin for Conflict Minerals in the supplied materials  with the greatest possible specificity encompassed our due diligence measures described above, including, for example, (i) surveying our suppliers using the Template; (ii) reviewing the entities identified by our suppliers as smelters of Conflict Minerals contained in the materials supplied to us against information provided by the CFSI to identify those smelters that have received a conflict free designation; and (iii) reviewing available information from CFSI on the mine or location of origin of necessary Conflict Minerals from the smelters described in clause (ii) of this paragraph.  The country of origin information that we were able to obtain through these efforts is included in Attachment A.

5.	Steps to Mitigate Risk

The Company will continue to work to improve its Conflict Minerals due diligence process.  To further mitigate the risk that any Confict Minerals in our products finance or benefit armed groups, we are making the following commitments:

a)	As a Company, we will engage in additional supplier engagement to increase the number and quality of supplier responses;

b)
When we become aware or are made aware of a supplier that is not in compliance with our Conflict Minerals Policy, we will engage with that supplier for remedy and, where necessary, find an alternative source of 3TG; and

c)	We will continue to invest and build relationships with relevant trade associations/industry initiatives to help improve supply chain diligence best practices consistent with OECD Guidance.

ATTACHMENT A

Smelters and Countries of Origin

The following facilities have been reported to us by our suppliers as part of their supply chain for Conflict Minerals and each is listed by CFSI as a smelter or refiner.  The facility names are listed as they appear on the CFSI smelter list.

Allgemeine Gold-und Silberscheideanstalt A.G.	OMSA
Heimerle + Meule GmbH	PT Bukit Timah
Heraeus Ltd. Hong Kong	PT Tambang Timah
LS-NIKKO Copper, Inc.	PT Timah
Malaysia Smelting Corporation (MSC)	Tanaka Kikinzoku Kogyo K.K.
Matsuda Sangyo Co., Ltd.	Thaisarco
Minsur	Umicore SA Business Unit Precious Metals Refining
Mineracäo Taboca S.A.	Western Australian Mint trading as The Perth Mint
Mitsubishi Materials Corporation	Yunnan Tin Company, Ltd.

Countries of origin of the conflict minerals these smelters process are believed to include the following countries.  This information was provided through CFSI and is aggregated for confidentiality purposes.  While some countries listed below are Covered Countries, the smelters identified as sourcing from those countries have all been certified as conflict free by CFSI.

Angola	Djibouti	Luxembourg	Rwanda
Argentina	Egypt	Madagascar	Sierra Leone
Australia	Estonia	Malaysia	Singapore
Austria	Ethiopia	Mongolia	South Africa
Belgium	France	Mozambique	South Sudan
Brazil	Germany	Myanmar	Suriname
Burundi	Guyana	Netherlands	Switzerland
Central African Republic	India	Nigeria	Thailand
Chile	Indonesia	Peru	Uganda
China	Ireland	Plurinational State of Bolivia	United Kingdom of Great Britain and Northern Ireland
Colombia	Israel	Portugal	United Republic of Tanzania
Cote D’Ivoire	Japan	Republic of Congo	United States of America
Czech Republic	Kenya	Republic of Korea	Zambia
Democratic Republic of Congo	Lao People’s Democratic Republic	Russian Federation